

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2025

Linda Jonsdottir
Chief Financial Officer
Alvotech
9, Rue de Bitbourg
L- 1273 Luxembourg
Grand Duchy of Luxembourg

      Re: **Alvotech**
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-41421

Dear Linda Jonsdottir:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences